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                          [Ropes & Gray LLP Letterhead]

                                 March 12, 2008



VIA ELECTRONIC FILING

Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


         RE:      WisdomTree Trust ("Trust")
                  Files Nos. 333-132380 and 811-21864

                  WisdomTree U.S. [Cash] Fund, WisdomTree Government [Cash] Fund (the "U.S. Funds"), WisdomTree Australian Dollar Fund, WisdomTree Brazilian Real Fund, WisdomTree British Pound Sterling Fund, WisdomTree Canadian Dollar Fund, WisdomTree Chinese Yuan Fund, WisdomTree Euro Fund, WisdomTree Indian Rupee Fund, WisdomTree Japanese Yen Fund, WisdomTree New Zealand Dollar Fund, WisdomTree South African Rand Fund, WisdomTree South Korean Won Fund, and WisdomTree Developing Markets Fund (each an "International Currency Income Fund," and collectively with the U.S.
                  Funds, the "Funds")

Dear Mr. Sandoe:

         This letter responds to comments received from the staff of the Securities and Exchange Commission (the "Commission") on February 19, 2008 regarding the Trust's registration statement on Form N-1A, which was filed with the Commission on January 4, 2008 (the "Registration Statement"). For your convenience we have restated each comment below followed by the Trust's response. Defined terms have the same meanings as used by the Trust in its Registration Statement.

         We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the staff's comments, and resolve any matters raised.

1.       Comment: (Prospectus/ Cover Page/ Fund Names)

Please confirm that each of WisdomTree U.S. Cash Fund and WisdomTree Government Cash Fund intend to comply with the requirements under Rule 2a-7. If not, please remove the word "Cash" from each Fund's name.

         Response: The disclosure has been removed.

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2.       Comment: (Prospectus/ Cover Page/ Fund Names)

Please remove the reference to "Cash" in "WisdomTree International Cash Funds" on the cover page.

         Response: The disclosure has been removed. Registrant intends to call these Funds the "International Currency Income Funds."

3.       Comment: (Prospectus/ Investment Objective)

Please confirm if the Trust has finalized its exemptive application relating to these Funds. If not, please confirm if the Trust will seek an extension on the effectiveness of this Registration Statement.

         Response: The Trust's order was granted on February 27, 2008. The Trust expects to file a delaying amendment before March 19, 2008 to delay the effective date of the Registration Statement.

4.       Comment: (Prospectus/ Investment Objective)

Please explain the intended investment audience for WisdomTree U.S. Cash Fund and WisdomTree Government Cash Fund.

         Response: Registrant believes that both retail and institutional investors will benefit from a transparent, low-fee money market fund structured as an exchange-traded fund ("ETF"). The money market ETF permits investors to achieve exposure to money market instruments without paying a shareholder servicing fee or 12b-1 fee. Registrant anticipates that the Funds will have expense ratios that are lower than most mutual funds with similar objectives. Registrant believes that the proposed fees are currently half of what certain other retail money market funds charge for comparable products.

         In addition, Registrant believes that investors will benefit from the transparent nature offered by the ETF structure. Portfolio securities holdings will be available on a daily basis. Registrant believes that this will result in a new level of transparency for money market fund shareholders.

         Finally, Registrant also expects that the arbitrage mechanisms currently in place and operating for existing ETFs (which also includes short term bond funds) will develop for these new products as well.

         We note that this comment and our response do not raise any disclosure issues.

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5.       Comment: (Prospectus/ Investment Objectives and Strategies)

In the "Investment Objectives and Strategies" section, please replace "fifteen" with "fourteen."

         Response: The disclosure has been revised.

6.       Comment: (Prospectus/ Principal Risk Factors to All Funds)

Please explain why the International Currency Income Funds would use a derivatives strategy to "reduce exposure" to currency risk if each Fund's stated purpose is to gain exposure to an underlying currency. Please clarify the "Derivative Investment Risk" disclosure to state that each International Currency Income Fund intends to use derivatives to gain exposure to currency risk.

        Response: Certain International Currency Income Funds intend to use derivatives to achieve exposure to non-U.S. currencies and money market instruments. These Funds do not intend to use derivatives to hedge against the inherent risks associate with non-U.S. currencies and money market instruments. The disclosure has been clarified.

7.      Comment: (Prospectus/ Principal Risk Factors to All Funds)

The Registration statement states:

                  "Although Fund shares are listed on national securities exchanges, there can be no assurance that an active trading market for Fund shares will develop or be maintained. If an active market is not maintained, Fund shares may trade at market prices that vary significantly from NAV and investors may find it difficult to buy or sell Fund shares."

Please explain why the market price for each Domestic Fund's shares may trade at market prices that vary significantly from NAV.

         Response: Based on the prior trading history of the Trust's existing series and the Registrants' understanding of other exchange traded products (such as exchange traded notes and grantor trusts), Registrant expects an active trading market will develop for these new Funds. Registrant expects that Funds' shares will trade at or close to the Fund's per share NAV. The Registrant discloses these risks because it is theoretical that such a scenario could occur where a Fund's shares may trade at market prices that vary significantly from the Fund's NAV.

8.       Comment: (Prospectus/ Portfolio Holdings Information)

Please remove the "Portfolio Holdings Information" disclosure from the Risk/Return Summary section.


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         Response:  The disclosure has been moved to after the "Management"
         section.

9.       Comment: (Prospectus/ All Funds/ Fund Facts)

Please disclose the information required by Items 2 and 3 of Form N-1A (the Risk/Return Summary) in numerical order at the front of the prospectus. Do not include each Fund's CUSIP Number, Exchange Trading Symbol or any other Items except as prescribed by the Form.

         Response: Registrant respectfully declines to make the requested change. Unlike traditional mutual funds (which are bought and sold directly from the issuer or from the issuer's agent) ETF shares are traded in the secondary market. Registrant believes that the primary mechanism used by investors to identify an ETF are its ticker and CUSIP number. Therefore, Registrant believes that it is more beneficial that such information remain in its present location. In addition, it is the Registrant's understanding that certain other ETFs have been using this format for at least the last 8 years.

10.      Comment: (Prospectus/WisdomTree U.S. Cash Fund/ Primary Investment
         Strategies)

Registrant states that "[a]ll money market instruments acquired by the Fund will be rated in the upper-two short-term ratings by at least two nationally recognized statistical rating organizations." In the following paragraph, Registrant continues to disclose that "[t]he Fund intends to invest in investment grade money market instruments." Please conform the disclosure in the "Primary Investment Strategies" section of WisdomTree U.S. Cash Fund to comply with Rule 2a-7 by removing the reference to "investment grade."

         Response: The disclosure has been removed.

11.      Comment: (Prospectus/WisdomTree U.S. Cash Fund/ Primary Investment
         Strategies)

Please define "LIBID" in WisdomTree U.S. Cash Fund's "Primary Investment Strategies" section.

         Response: The following disclosure has been added: London Interbank Bid Rate ("LIBID").

12. Comment: (Prospectus/WisdomTree U.S. Government Cash Fund/ Primary Investment Strategies)

Please remove "investment grade" from WisdomTree U.S. Government Cash Fund's "Investment Objective" section.

         Response:  The disclosure has been removed.

13.      Comment: (Prospectus/ All Funds/ Investment Objective)

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Please shorten each Fund's "Investment Objective" section.

         Response: We respectfully decline to shorten each Fund's investment objective because Registrant believes that each Fund's current investment objective complies with the requirements proscribed under Form N-1A.

14. Comment: (Prospectus/ International Currency Income Funds/ Investment Objective)

Please add additional disclosure in each of the International Currency Income Fund's "Investment Objective" section that clarifies that capital preservation in a foreign currency is not the same as capital preservation in U.S. dollars and explain how the International Currency Income Funds intend to comply with Rule 35d-1.

         Response: The following disclosure has been added, where applicable, to clarify that capital preservation in a foreign currency is not the same as capital preservation in U.S. dollars.

                  "The Fund does not seek to preserve capital in U.S. dollars."

         In addition, the following disclosure has been added to the front of the Prospectus and, we believe, describes how the International Currency Income Funds will seek to comply with Rule 35d-1.

         "As a matter of general policy, each International Currency Income Fund will invest under normal circumstances, at least 80% of its net assets in investments that are tied economically to the particular country or geographic region suggested by the Fund's name. If, subsequent to an investment, the 80% requirement is no longer met, the Fund's future investments will be made in a manner that will bring the Fund into compliance with this policy. The Trust will provide shareholders with sixty (60) days prior notice of any change to this policy for the Fund."

15.      Comment: (Prospectus/ Primary Investment Risks)

Please supplement each International Currency Income Fund's "Primary Investment Risks" section with additional country-specific risks.

         Response: Registrant respectfully declines to include additional risk disclosure to the "Primary Investment Risks" section in the Prospectus. Registrant believes that the current risk disclosure, which includes a section specifically identifying the "Principal Risk Factors Common to the International Currency Income Funds" accurately details the potential risk of investing in the International Currency Income Funds. In addition, Registrant notes that additional disclosure for certain countries is already included in the SAI.


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16.      Comment: (Prospectus/ Management)

Please update the information required by Item 5(a)(iii) of Form N-1A (Management, Organization, and Capital Structure) to include the period covered by the relevant annual or semi-annual report.

         Response: The prospectus has been revised to include the relevant period required by the Form.

17.      Comment: (Prospectus/ Management)

Please update the "Sub-Adviser" information in the "Management" section.

         Response: The prospectus has been revised.

18.      Comment: (Prospectus/ Back Cover)

Please disclose the Trust's Investment Company Act Number as requested in the instructions to Item 1(b)(1) of Form N-1A (Front and Back Cover Pages).

         Response: The Trust's Investment Company Act Number has been added to the back cover.

                                    * * * * *

         It is anticipated that the Trust will delay effectiveness of the Registration Statement. The Trust will in connection therewith make the requested representations and file the necessary amendments to delay effectiveness.

         If you have any further comments or questions regarding this response, please contact David Marcinkus at (212) 596-9677 or A. Michael Primo at (212) 596-9337. Thank you for your attention to this matter.



                                                  Very truly,

                                                  /s/ David Marcinkus
                                                  David Marcinkus